UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 26, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

PRISA

## Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (*"Ley del Mercado de Valores"*).

The Board of Directors of PRISA has resolved to hold the Annual Shareholders Meeting in Madrid, **expected to be held at the second call**, on April 28, 2014, at 1:00 pm, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012.

The agenda is as follows:

1º.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2013 financial year, and the proposed distribution of profits.

2º.- Approval of the Board of Directors' management of the company in the 2013 financial year.

3º.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2014 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4º.- Appointment of Directors.

4.1. Ratification of the appointment by cooptation and election of Director Mr. Claudio Boada Pallerés.

4.2. Ratification of the appointment by cooptation and election of Director Mr Roberto Lázaro Alcántara Rojas.

4.3. Ratification of the appointment by cooptation and election of Director Mr John Paton.

5º.- Amendment of article 19 of the Bylaws (Remuneration of the Directors)

6º.- Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014

up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.

7º.- Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.

8º.- Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff.

9º.- Approval of the Company's long-term incentives plan.

10º.- Non-binding voting on the Remuneration Policy Report.

11º.- Delegation of Powers

The Board of Directors has likewise decided to delegate joint and several powers to the Chairman of the Board of Directors, the Chief Executive Officer and the Delegated Commission to add other items to the agenda, as well as to delete or amend any of the items approved by the Board of Directors, also agreeing that a notary public shall be present to take the minutes at the Shareholders Meeting pursuant to the provisions of article 203 of the Capital Corporations Act.

By virtue of article 516 of the Companies Act, we are attaching the announcement made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of articles 272, 286, 287, 296, 517 and 518 of the Capital Companies Act, article 61 ter of the Securities Market Act, article 12.2 of Orden ECC/461/2013 and article 6 of the General Meeting Regulations, shareholders may examine at the registered office of the Company (Gran Vía 32, Madrid 28013), at the address of the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), consult them on the Company's website (www.prisa.com) and request delivery or sending thereof without charge (through the Oficina de Atención al Accionista, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the Annual Accounts (balance sheet, profit and loss account, statement of recognised revenue and expenses, statement of changes in equity, cash flow statement and notes thereon) and the Management Report for the 2013 financial year of the Company and its Consolidated Group, as well as the respective reports of the auditor (point first of the Agenda). These documents were yesterday filed with the National Securities Market Commission.

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting that are attached hereto.

-Administrators Report, for the purposes contemplated in article 286 of the Capital Companies Act, related to the amendment of article 19 of the Bylaws, which pursues the objective of including an express provision in the Bylaws regarding the types of compensation which executive directors may be entitled to receive and to remove the automatic update of the remuneration of directors based on the percentage variation of the Consumer Price Index, according to the index unlinking general policy carried out by the Company (point five of the Agenda) that is attached hereto.

-Administrators Report for the purposes contemplated in articles 286 and 296 of the Capital Companies Act, related to the capital increase to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares (point six of the Agenda) that is attached hereto.

-Administrators Report related to the delegation of powers to the Board of Directors to request the listing or the delisting of the Company's shares and/or of any securities representing them on any securities markets outside Spain (point seven of the Agenda) that is attached hereto.

-Remuneration Policy Report, for the purposes contemplated in article 61 ter of the Securities Market Act and article 12.2 of Orden ECC/461/2013 (which is submitted to non-binding vote under point ten of the Agenda), which was yesterday filed with the National Securities Market Commission.

- Forms and terms for exercise of information, proxy and remote voting rights, which are attached hereto.

- 2013 Annual Report on Corporate Governance, which was yesterday filed with the National Securities Market Commission.

- 2013 Annual Report of the following Committees: Audit Committee, Corporate Governance Committee and Nominations and Compensations Committee, that are attached hereto.

Madrid, March 26, 2014

## PROMOTORA DE INFORMACIONES, SOCIEDAD ANÓNIMA

### Call of Ordinary Meeting

By resolution of the Board of Directors of "Promotora de Informaciones, Sociedad Anónima", in fulfilment of the provisions of the Company's Bylaws and General Meeting Regulations, and in accordance with the current Capital Companies Act, the shareholders are called to the Ordinary General Meeting to be held at 1:00 p.m on April 27, 2014, at auditorium 400 of the Nouvel building of the Museo Reina Sofía, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on April 28, 2014, on second call.

**It is expected that the General Meeting will be held on second call, that is, on April 28, 2014, at the place and time indicated above.**

For purposes of articles 173 and 516 of the Capital Companies Act, all shareholders are advised that this notice of call also will be published, inter alia, on the Company's website, the address of which is www.prisa.com.

The matters to be considered at the Meeting will be as set forth in the following

### AGENDA

1°.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2013 financial year, and the proposed distribution of profits.

2°.- Approval of the Board of Directors' management of the company in the 2013 financial year.

3°.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2014 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4°.- Appointment of Directors.

4.1. Ratification of the appointment by cooptation and election of Director Mr. Claudio Boada Pallerés.

4.2. Ratification of the appointment by cooptation and election of Director Mr Roberto Lázaro Alcántara Rojas.

4.3. Ratification of the appointment by cooptation and election of Director Mr John Paton.

*(Free translation from the original in Spanish language)*

5°.- Amendment of article 19 of the Bylaws (Remuneration of the Directors)

6°.- Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.

7°.- Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.

8°.- Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff.

9°.- Approval of the Company's long-term incentives plan.

10°.- Non-binding voting on the Remuneration Policy Report.

11°.- Delegation of Powers

## SUPPLEMENT TO CALL

In accordance with article 519 of the Capital Companies Act, shareholders representing at least five percent of capital may: (i) request publication of a supplement to this call including one or more points on the Agenda, provided that the new points are accompanied by an explanation or, if applicable, an explained proposed resolution; and (ii) present supported proposed resolutions regarding matters already included or that should be included on the agenda of the meeting that is called. In either situation, if the proposed resolutions require approval by Class B shareholders, the supplement to call will provide for the separate voting of Class A and Class B shareholders. These rights must be exercised by certifiable notice that must be received at the registered office (Gran Vía 32, Madrid 28013) within the five days following publication of this call, identifying the shareholders exercising the right and the number of shares owned by them, and attaching such other documentation as may be appropriate. For these purposes, the shareholders must demonstrate to the Company, also in a certifiable manner, that they represent at least that percentage of capital. The foregoing is understood to be without prejudice to the right of any shareholder during the

conduct of the General Meeting to make alternative proposals or proposals on points that are not included on the agenda, on the terms contemplated in the Capital Companies Act.

## RIGHT OF ATTENDANCE

The General Meeting may be attended by all shareholders that, individually or collectively, own at least 60 shares, registered in the corresponding book-entry records five days in advance of the date of holding the Meeting, and are in possession of the corresponding attendance card issued by any of the custodians that are members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), in accordance with the provisions of article 15 of the Bylaws, article 7 of the General Meeting Regulations and article 179 of the Capital Companies Act.

## RIGHT OF REPRESENTATION

Any shareholder entitled to attend may grant a proxy to another person, even if not a shareholder, to attend the General Meeting, by satisfying the requirements and formalities set forth in the Bylaws, the General Meeting Regulations and by law.

The proxy must contain or attach the Agenda.

A proxy may be evidenced in any of the following documents, in all cases with a handwritten signature: (i) the attendance card issued by the custodians participating in Iberclear, (ii) a letter or (iii) the standard form made available by the Company for these purposes to the shareholders, as indicated below in this call. The document evidencing the proxy may be sent by mail to the Company throught the Shareholder Relations Office, at the registered office (Gran Vía 32, Madrid 28013) or at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) or delivered at the entrance to the general meeting site, to the Company's organisers, on the day it is held, before it commences.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, it shall be understood that the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) extends to any off-agenda items that may arise in which case the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General

Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

A proxy also may be granted by remote electronic communication by way of the Company's website (www.prisa.com), from April 9, 2014, by completing the standard electronic form available for these purposes on the Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the following section on remote voting. A proxy granted by remote electronic means of communication must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call.

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the Chairman as well as the other directors of the Company have a conflict of interest regarding points 8° (Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff) and 10° (Non-binding voting on the Remuneration Policy Report) of the Agenda.

The three executive directors of the Company, the President Mr Juan Luis Cebrian Echarri, the Deputy Chairman Mr Manuel Polanco Moreno and the Chief Executive Officer Mr Fernando Abril-Martorell Fernández, have also a conflict of interest with respect to point 9° of the Agenda (Approval of the Company's long-term incentives plan).

Likewise the directors Mr Claudio Boada Pallerés, Mr Roberto Lázaro Alcántara Rojas and Mr John Paton have a conflict of interest regarding points 4.1., 4.2. and 4.3 of the Agenda (Ratification of the appointments by cooptation and election of said directors) each of them with respect of the point of the Agenda in which their appointment are ratified or their appointment are proposed.

Directors may likewise have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

## REMOTE VOTING

A shareholder may cast its vote remotely, by complying with the requirements and formalities set forth in article 15 of the Articles of Association, in articles 10 and following of the General Meeting Regulations and by law.

To cast a vote by mail, a shareholder must complete and send to the Company, throught the Shareholder Relations Office, at its registered office (Gran Vía 32, Madrid 28013) or at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) the standard form provided by the Company for these purposes (made available to shareholders as indicated in the following section on the "Information Right" in this call), which will include the information

necessary to show status as a shareholder, with the signature of the shareholder being required to be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons, the form must be accompanied by the corresponding document sufficiently showing the representative capacity in which the signatory acts.

The vote also may be cast by remote electronic means of communication, by way of the Company's website (www.prisa.com), from April 9, 2014, for that purpose completing the standard electronic form provided for these purposes on the Company's website. The electronic document sent by the shareholder must include an electronic signature recognised or provided by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the General Police Directorate of the Spanish Ministry of the Interior may also be used.

A remote vote, whether sent by mail or by remote electronic means of communication, must be in the possession of the Company, at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call. Otherwise, the vote will be deemed not to have been cast.

**INFORMATION RIGHT**

From publication of this call, in compliance with the provisions of articles 272, 286, 287, 296, 517 and 518 of the Capital Companies Act, article 61 ter of the Securities Market Act, article 12.2 of Orden ECC/461/2013 and article 6 of the General Meeting Regulations, the shareholders may examine the following documents at the registered office of the Company (Gran Vía 32, Madrid 28013), at the address of the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), consult them on the Company's website (www.prisa.com) and request delivery or sending thereof without charge (through the Oficina de Atención al Accionista, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):

- Full text of the Annual Accounts (balance sheet, profit and loss account, statement of recognised revenue and expenses, statement of changes in equity, cash flow statement and notes thereon) and the Management Report for the 2013 financial year of the Company and its Consolidated Group, as well as the respective reports of the auditor (point First of the Agenda).

- Full text of the proposal of resolutions regarding all the Agenda items that the Board of Directors presents to the General Shareholders' Meeting.

- Administrators Report, for the purposes contemplated in article 286 of the Capital Companies Act, related to the amendment of article 19 of the Bylaws, which pursues the objective of including an express provision in the Bylaws regarding the types of compensation which executive directors may be entitled to receive and to remove the automatic update of the remuneration of directors

based on the percentage variation of the Consumer Price Index, according to the index unlinking general policy carried out by the Company (point five of the Agenda).

- Administrators Report for the purposes contemplated in articles 286 and 296 of the Capital Companies Act, related to the capital increase to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares (point six of the Agenda).

- Administrators Report related to the delegation of powers to the Board of Directors to request the listing or the delisting of the Company's shares and/or of any securities representing them on any securities markets outside Spain (point seven of the Agenda).

- Remuneration Policy Report, for the purposes contemplated in article 61 ter of the Securities Market Act and article 12.2 of Orden ECC/461/2013 (which is submitted to non-binding vote under point ten of the Agenda).

- Forms and terms for exercise of information, proxy and remote voting rights.

- Annual Corporate Governance Report for the 2013 financial year.

- Annual Reports for the 2013 financial year, prepared by the following Committees: Audit Committee, Corporate Governance Committee and Nominating and Compensation Committee.

Until the seventh day prior to the date contemplated for holding the Meeting, the shareholders, in writing, may request information or clarifications from the administrators, or pose questions regarding the matters on the Agenda, regarding the information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the most recent General Meeting (10 December 2013) and regarding the audit report, in accordance with the provisions of articles 197 and 520 of the Capital Companies Act and article 6 of the General Meeting Regulations.

Information requests will comply with the rules established in article 6 of the General Meeting Regulations. To request information, shareholders may use the standard form made available to the shareholders by the Company for these purposes, as indicated at the beginning of this section on the "Information Right". The person making the request must prove his/her identity in the case of a written request by means of a photocopy of his/her National Identity Document or Passport and, in the case of legal persons, a document that sufficiently proves his/her representative capacity. In addition the person making the request must prove his/her status as a shareholder or provide sufficient details (number of shares, custodian, etc.) to allow verification by the Company.

The information right also may be exercised by remote electronic communication by way of the Company's website (www.prisa.com), from April 9, 2014, by completing the standard electronic form available for these purposes on the

Company's website. That electronic document must include an electronic signature recognised or provided by any of the certification service providers referred to in the preceding section on remote voting.

In addition to as indicated above, from the date of publication of the notice of call all of the documentation and information related to the General Shareholders Meeting will be available for consultation on the Company's website (www.prisa.com). In accordance with the provisions of article 518 of the Capital Companies Act, such documentation and information will include this notice of call and the total number of shares and voting rights on the date of the call, broken down by classes of shares.

Also, during the holding of the meeting the shareholders verbally may request of the administrators such information and clarifications as they deem to be appropriate regarding the matters on the agenda, and regarding the information accessible to the public the Company has provided to the National Securities Market Commission since the holding of the most recent General Meeting (10 December 2013) and regarding the auditor's report.

## OTHER PROVISIONS ON THE ELECTRONIC MEANS TO EXCERCISE THE INFORMATION, VOTING AND REPRESENTATION RIGHTS

The Company reserves the right to amend, to suspend, to cancel or to restrict the electronic means that are at the disposal of the shareholders to excercise the information, voting and representation rights in the General Shareholders' Meeting when imposed or required by technical or security reasons. Should any of these events occur, it will be announced on the Company's website.

The Company will not be liable for any prejudice that the shareholder may suffer from any breakdown, overload, line failures, connection failures or any other eventuality similar or equal, that are outside the will of the Company, and that prevent the use of the electronic means to excercise the information, voting and representation rights. Therefore, these events will not consititue a deprivation of shareholders' rights.

## SHAREHOLDERS' ELECTRONIC FORUM

In order to comply with article 539(2) of the Capital Companies Act, from publication of this call a Shareholders Electronic Forum will be available on the Company's website (www.prisa.com). Both individual shareholders and such voluntary associations as may be established will be entitled to access it, in order to facilitate their communication prior to the holding of the general meeting. The operating rules of the Forum, and the form to be completed to participate therein, are available on the Company's website.

The Forum is not a channel for communications between the Company and its shareholders, and is provided solely for the purpose of facilitating communication among the Company's shareholders on the occasion of the holding of the Ordinary General Meeting of Shareholders.

*(Free translation from the original in Spanish language)*

## DATA PROTECTION

The personal information the shareholders provide to the Company in order to exercise their rights to attend, grant proxies or vote at the General Shareholders Meeting, and for use of the Shareholders Electronic Forum, or that is provided by banking institutions and Securities Companies and Agencies with which the shareholders have arranged for deposit or custody of their shares, or through the entity responsible for maintaining the book-entry records (Iberclear), will be included in a computer database owned by and the responsibility of the Company, the purpose of which is managing general shareholders meetings of the Company and undertaking statistical studies of the Company's shareholdings, as well as managing and supervising the functioning of the Shareholders Electronic Forum. The shareholders may exercise their rights of access, correction, suppression and opposition on the terms established in applicable legislation, in writing addressed to the Company's Shareholder Relations Office, at the registered office (Gran Vía 32, Madrid 28013) or at at the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid).

Such information as is necessary for purposes of the notarial minutes of the general shareholders meeting will be provided to the notary.

## PRESENCE OF A NOTARY

The Board of Directors has resolved to have a notary present at the Meeting, in accordance with the provisions of article 203 of the Capital Companies Act and article 15 of the General Meeting Regulations, to prepare the minutes of that Meeting.

Madrid, March 26, 2014
Mr. Antonio García-Mon Marañés
General Secretary and Secretary of the Board of Directors.

# PROMOTORA DE INFORMACIONES, S.A.

## ANNUAL GENERAL SHAREHOLDERS MEETING

## APRIL 28, 2014

## PROPOSED RESOLUTIONS

*The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. has resolved to submit the following PROPOSED RESOLUTIONS at the ORDINARY GENERAL SHAREHOLDERS' MEETING to be held on April 28, 2014.*

*The Board of Directors likewise passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Delegated Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.*

*(Free translation from the original in Spanish language)*

# ONE

**Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2013 financial year, and the proposed distribution of profits.**

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2013, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

| | |
|---|---|
| **Distribution basis-**<br>Losses for the year | 596,576 |
| **Distribution-**<br>To losses from previous years | 596,576 |

## TWO

**Approval of the Board of Directors' management of the company in the 2013 financial year.**

To approve, without reservations, the Board of Directors' management of the company during the past year.

*(Free translation from the original in Spanish language)*

## THREE

**Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2014 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.**

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No.  recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2014.

# FOUR

## Appointment of Directors.

### 4.1. Ratification of the appointment by cooptation and election of Director Mr. Claudio Boada Pallerés.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr. Claudio Boada Pallerés made on December 18, 2013 to fill one of the vacancies in the Board resulting from the resignation of Mr Harry Sloan and to appoint him as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr. Claudio Boada Pallerés on December 18, 2013 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

### 4.2. Ratification of the appointment by cooptation and election of Director Mr Roberto Lázaro Alcántara Rojas.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr Roberto Lázaro Alcántara Rojas, made on February 24, 2014 to fill one of the vacancies in the Board resulting from the resignation of Mr. Martin Franklin, and to appoint him as director representing significant shareholdings, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr Roberto Lázaro Alcántara Rojas, made on February 24, 2014 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

### 4.3. Ratification of the appointment by cooptation and election of Director Mr John Paton.

After having received the report of the Nomination and Compensation Committee and at proposal of the Corporate Governance Committee, the Board of Directors proposes ratifying the Board's appointment by cooptation of Mr. John Paton, made on February 24, 2014 to fill one of the vacancies in the Board resulting from the resolution of the Extraordinary Shareholders' Meeting held on December 10, 2013 which increased to 16 the number of Board members, and to appoint him as independent director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr. John Paton made on February 24, 2014 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

# FIVE

## Amendment of article 19 of the Bylaws (Remuneration of the Directors)

*"Amendment of article 19 of the Bylaws which shall read as follows:*

*"**Article 19. Remuneration of the Directors***

*Directors' compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting.*

*The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings.*

*When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors' remuneration.*

*The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.*

*Without prejudice to the remuneration set forth above, directors' compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.*

*The company may subscribe a civil liability insurance policy for its directors.*

*In addition, directors who have executive functions will be entitled to receive compensation for those functions which may consist of:*

*a) A fixed sum consistent with the services and responsibilities undertaken.*

*b) A variable amount, tied to indicators of the executive director's performance or of the company's results.*

*c) A welfare benefits component, which will include the appropriate insurance and providential arrangements.*

*d) Compensation for no-competition undertakings.*

*e) Indemnity in the event the executive director is removed."*

<u>SIX</u>

**Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.**

<u>1. Payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into common Class A shares</u>.

In accordance with the provisions of article 6.2 (a) of the Bylaws, it is resolved to meet, by the delivery of newly-issued Class A Shares, the preferential minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares, which will take place, in accordance with the provisions of article 6.2 (b) of the Bylaws, after forty-two (42) months from their issue date, for a total amount of 7,735,026.20 euros, by the delivery of 77,350,262 newly-issued Class A Shares.

The said amount, calculated on the basis that all the Class B shares in circulation at the date of issue of this proposed resolution by the Board of Directors participate in the mandatory conversion and that the value of the accrued dividend per share in the reference period is 0.175 euros, in accordance with article 6.2 (a) of the Bylaws, will be automatically reduced by reference to the Class B shares that voluntarily participate in the conversion to Class A shares before the end of said period of forty-two (42) months from their issue date.

<u>2. Capital increase for the payment of the minimum annual dividend</u>

In order to meet the payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares by means of the delivery of newly-issued Class A shares, in accordance with the provisions of the Bylaws and given that there are no distributable profits in the aforementioned 2013 financial year, it is resolved to increase the Company's capital by a charge against the issue premium reserve of the Class B shares in the sum of 7,735,026.20 euros.

As a result of the said increase, 77,350,262 common Class A shares will be issued and will be allocated to the owners of the Class B shares in accordance with the formula set out in article 6.2 (a) of the Bylaws, pursuant to which each Class B shareholder has the right to be allocated the ordinary Class A shares that result from dividing the product of

the number of Class B shares owned by it multiplied by 0.175 euros by 1, which is the value in euros attributed to the ordinary Class A shares by the Bylaws.

Express provision is made for the partial execution of this capital increase in the event of the voluntary conversion of the Class B shares prior to the date for payment of the aforementioned minimum annual dividend.

3. Adjustment of capital increases by rounding

In the case of capital increases contemplated in section 2, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2013 financial year or the dividend accrued thereafter by reason of mandatory conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of mandatory conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

4. Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2013 financial year and the dividend accrued thereafter by reason of mandatory conversion is the balance sheet at 31 December 2013, which has been audited by Deloitte, S.L. on March 19, 2014, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

5. Rights of new Class A shares

The new Class A shares issued by virtue of the capital increase contemplated in the preceding section 2 will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the National Securities Market Commission (CNMV), the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

6. Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the CNMV, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

7. Delegation of authority to implement capital increase resolutions

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President of the Board of Directors or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, it may:

(i) Resolve to execute the capital increase corresponding to the payment by means of the delivery in common class A shares of the annual dividend for the 2013 financial year and the pro rata part of the minimum annual dividend on the Class

B shares for the 2013 financial year and the pro rata part of the dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares, determine the date of issue and delivery of the new shares and fix the terms of the capital increase to the extent that this resolution is silent. In particular the Board of Directors is instructed and authorised to: (i) execute the capital increase to meet the payment of the minimum annual dividend for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares; (ii) to determine the definitive amount of the capital increase intended for the payment of the aforementioned dividend by reference to any corresponding reduction or reductions according to the number of Class B shares that have requested voluntary conversion; and (iii) determine the definitive amount of the capital increase intended to meet the payment of the aforementioned dividend once the rounding has been done in accordance with the process explained in section 3 above.

(ii) To declare the corresponding capital increase to have been closed and implemented.

(iii) To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the new amount of share capital that results of implementation of the capital increase.

(iv) To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increase referred to above, determining the number of shares to be issued, and redrafting article 6 of the Bylaws to adapt it to the number of shares resulting.

(v) To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi) To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the CNMV or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii) If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii) To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(ix) To apply for admission to trading of the new Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

(x) To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xi) If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xii) And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

## SEVEN

**Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.**

To authorise the Board of Directors as broadly and effectively as permitted in law, so that within a period of one year starting from the date on which this resolution is adopted, without the need to call a General Meeting or to publish a resolution of the General Meeting, and when the market conditions or the Company's situation make it advisable or require it, in the opinion of the Board itself, it may resolve to:

(i) request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable.

(ii) request the delisting of the Company's shares and/or of any securities representing them on any of foreign securities markets on which they are currently listed or on which they may be listed in the future.

It is also resolved to delegate to the Board of Directors, as broadly as required by law, with express powers of delegation to its Delegated Committee, the President of the Board of Directors and the Chief Executive Officer in order freely to decide and confirm whether it is advisable to take the aforementioned decisions at whatever time is deemed appropriate within the aforementioned one-year period and to take whatever actions and steps may be necessary or advisable for their execution and successful outcome, without limitation.

# EIGHT

## Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff.

Under article 219 of the Capital Companies Act and article 19 of the Articles of Association, and within the framework of the Company's compensation policy, it is resolved to authorise a delivery of shares of the Company to directors of the Company and a specific group of executives of the Prisa Group, for a term of five years following adoption of this resolution, without the need to hold a meeting or for the General Meeting to subsequently adopt a further resolution, in the terms described below.

1. General description

By virtue of this authorisation, the Company may deliver a certain number of shares to directors of the Company and a specific group of Executives of the Prisa Group (the "Participants"), as determined by the Board of Directors, further to a proposal from the Appointments and Remuneration Committee.

For these purposes "Participants" may be individuals in any of the following categories: directors of the Company (executives and non executives), general managers, resource managers, managers of departments and/or business units and other managers in the Company or its group comparable to the foregoing (the "Executives"), who meet the conditions established by the Board of Directors, on proposal of the Appointments and Remuneration Committee.

The number of shares that may correspond to each Participant will be determined by the Board of Directors on proposal of the Appointments and Remuneration Committee, based on their responsibilities within the management bodies of the Company or any of the companies in its group or their management functions and responsibilities.

In particular and without limitation, this authorisation may be used to settle the following remuneration items, in shares:

- Fixed annual remuneration for participation in the Board of Directors, paid to each external (non-executive) director of the Company, at their choice, entirely in cash or 60% in cash and 40% in PRISA shares. Should the director choose to be partly paid in PRISA shares, these will be handed over each quarter, taking as a reference the average closing price of the shares on the Continuous Market during the thirty trading days immediately prior to the last day of each calendar quarter, this inclusive, and is considered as the date of delivery the first business day of each quarter.

- Variable annual remuneration (annual bonus) to the Company's executive directors and Executives of the Prisa Group, when it is agreed that such remuneration be paid in whole or in part with PRISA shares, taking as a reference the average closing price of the shares on the Continuous Market during the thirty trading days immediately prior to the last day of each calendar year, this inclusive.

- Long-term variable remuneration (long-term incentive) to the Company's executive directors and Executives of the Prisa Group, if it is agreed that such remuneration be paid in whole or in part with PRISA shares, expressly including to this effect the long-term incentives plan referred to in the resolution gathered in point nine below of the Meeting Agenda, taking as reference the value specifically set out in paragraph 4 thereof. The delivery of shares to the executive chairman, in respect of multi-year variable remuneration, will be performed by reference to a value of € 0.50 per share with a maximum total of two million shares.

In no case will the total number of deliverable shares annually exceed 1.5% of the capital stock at all times. For clarification purposes only, said percentage limit will be deemed to include the maximum number of shares deliverable further to the long-term incentives plan referred to in the resolution gathered in point nine below of the Meeting Agenda.

2. <u>Authorisation to Board of Directors</u>

The Company's Board of Directors is hereby empowered so that, with the widest scope that may be necessary in law and with express powers of replacement in favour of the Delegate Commission, Chairman of the Board of Directors, CEO and Appointments and Remuneration Committee, it may apply, implement and enforce this resolution. As a mere example without limitation, the Board of Directors will be expressly entitled to make any necessary changes to enable delivery of the shares, establishing anti-dilution rules to enable an adjustment in this share delivery system, in order to maintain the share value if the capital stock figure should change, and to adopt the necessary resolutions to meet the obligations derived from the share delivery system, in the most appropriate manner for the Company's interests.

3. <u>Coverage</u>

Any deliverable shares to Participants, subject to prior compliance with the necessary legal requirements, may consist of Prisa shares held in the treasury stock, purchased or eventually acquired both by the Company and any other member of the Prisa Group, or shares generating from any other financial instrument determined by the Company.

## NINE

**Approval of the Company's long-term incentives plan.**

Pursuant to article 219 of the Capital Companies Act and article 19 of the Articles of Association and other applicable legislation, and further to the remuneration policy applied by Promotora de Informaciones, S.A. (the "Company" o "Prisa") and the company group controlled by Prisa (the "Prisa Group" or the "Group"), to the extent that the remuneration system may include a delivery of Prisa shares to executive directors, the following long-term incentives plan (the "Plan") is hereby approved, in the basic terms established below, proposed by the Board of Directors subject to a prior favourable report issued by the Appointments and Remuneration Committee and the approval by the Board of Directors.

As during the year 2013 the Board of Directors of the Company has not used the authorization granted to it by the resolution adopted at the Shareholders' Meeting held on June 22, 2013 under the eleventh item of its agenda to implement the ILP 2013-2015, this Plan replaces and supersedes the aforementioned ILP 2013-2015.

1. General Description of the Plan

In order to align the interests of the executive team of the Prisa Group with those of its shareholders, by virtue of this Plan the Company may hand over, to a specific group of Company executive directors and key managers in the Group (the "Participants"), a certain number of ordinary Class A Company shares and a certain amount in cash, depending on their level of responsibility and contribution to the Group's results, as variable remuneration linked to the achievement of long-term objectives.

The Board of Directors, further to a proposal from the Appointments and Remuneration Committee, will establish the business objectives that are linked to the results obtained by the Group and its business units, used as a base to calculate the number of shares and cash amounts to which each Participant will eventually be entitled. These objectives will be specifically determined in writing, once the Meeting has authorised the Plan and its approval and implementation are agreed by the Board of Directors; the extent to which the Plan is fulfilled will be assessed by the Board once the annual statements related to the financial year of completion of the Plan have been closed and approved.

2. Participants

The Board of Directors, further to a proposal from the Appointments and Remuneration Committee, may offer participation in the Plan to a certain number of executive directors and managers of the Prisa Group, whose professional activities have a significant effect on value creation in their respective business unit.

To this effect, any members of Prisa Group's executive team may be elected Participants, including executive directors, members of the Management Committee and managers belonging to any of the following categories: General Managers, Resources Managers, Managers of Areas and/or Business Units and other equivalent managers of the Company or its Group (the "Managers"), who, meeting the conditions established

by the Board of Directors as proposed by the Appointments and Remuneration Committee, are invited to participate in the Plan.

The maximum amount of Plan Participants is expected to total 120 persons, without prejudice to any possible new additions or outgoing Participants whilst the Plan is in force.

3. Term

The Plan will remain in force for a total of three years, between 1 January 2014 and 31 December 2016.

Settlement of the Plan, payment in cash and delivery of the shares will be calculated during the 2017 financial year, in the terms and conditions established by the Board of Directors, further to a proposal from the Appointments and Remuneration Committee. The Board will determine the specific date for delivery of the shares and the payment in cash.

4. Amount and maximum number of shares

If the requirements and conditions of the Plan are fully met, at the highest level of compliance, the maximum amount used for coverage of the same, including the cash amount and valuation of the maximum number of shares deliverable to the Participants, is estimated at twenty-three million Euros (23,000,000€).

The maximum number of shares which, further to the Plan, will be deliverable to Participants, will be the result of dividing, at most, 30% of said amount by the average closing price of the listed shares on the Continuous Market during thirty business days immediately prior to approval of this proposal of agreement by the Board of Directors. The total number of deliverable shares will in no event exceed 0.80% of the capital stock at all times.

5. Coverage

The shares deliverable to Participants, subject to previously meeting the legal requirements established to this effect, may consist of Prisa shares held in the treasury stock, acquired or that are eventually purchased both by Prisa itself or any Prisa Group company, or shares generated by any other financial instrument that is determined by the Company.

6. Expiration

Should the Board of Directors not make use of the Meeting's authorisation to start up the Plan, on or before 31 December 2014, this resolution will be ineffective.

7. Authorisation of the Board of Directors

The Company Board of Directors is hereby empowered, with the broadest scope required in law and with express powers of replacement in favour of the Delegate Commission, Chairman of the Board of Directors, CEO and Appointments and

Remuneration Committee, in order to implement, formalize, enforce and settle the Plan, if applicable and whenever deemed appropriate, adopting any resolutions and signing any public or private documents may be necessary or appropriate to ensure its full effectiveness, including the right to amend, rectify, modify or complement this resolution. In particular, as a mere example, in order to:

(i) Implement and enforce the Plan whenever deemed suitable, in the specific manner deemed appropriate.

(ii) Implement and determine the specific terms of the Plan in any matter not foreseen in this resolution, with the right to approve and publish regulations governing its operation.

(iii) Implement and determine specific conditions of the Plan for Participants, to include, amongst others, which beneficiaries will adhere thereto and the number of shares to which each one is entitled; to implement and specify the conditions to which payment of the incentive to its beneficiaries is subject; to determine whether or not the objectives have been fulfilled, and their degree of achievement.

(iv) Adjust the content of the Plan to any circumstances and corporate operations that may be executed whilst it is in force, both related to the Company and to its Group members at all times, or the reasons and legal, regulatory or operating circumstances, or any other similar ones, in the terms and conditions deemed necessary or appropriate at the time to guarantee the Plan's purpose.

(v) Decide to not enforce the Plan, or to render it null and void, in whole or in part, if the circumstances so advise.

(vi) Draft, sign and file any communications and complementary documentation may be necessary or appropriate, before any public or private body, in order to implement, execute or settle the Plan, to include the relevant prior communications and informative circulars, if necessary.

(vii) Execute any measure, statement or step before any body or entity or public/private registry, in order to obtain any authorisation or verification that is necessary to implement, enforce or settle the Plan and to delivery the Prisa shares cost-free.

(viii) Negotiate, agree and sign any agreements whatsoever with financial or other entities, as may be freely decided, in the terms and conditions deemed adequate, if necessary or appropriate to ensure the implementation, coverage, execution or settlement of the Plan, to include, if necessary or appropriate due to the legal regime applicable to certain beneficiaries or certain Group companies, or if necessary or appropriate for legal, regulatory or operating reasons, or any other similar reasons, to establish any legal figure or the formalization of agreements with any type of entity to deposit, safeguard, hold and/or administer the shares and/or to subsequently deliver them to the beneficiaries under the Plan.

(ix) Draft, execute, sign and, if necessary, certify any type of document related to the Plan.

(x) And, in general, to take any steps, adopt any decisions and execute any documents may be necessary or merely appropriate to ensure the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and the resolutions previously adopted.

## TEN

### Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law and article 12.2. of Orden ECC/461/2013, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors for 2014, with information on how the remuneration policy applied during the year 2013, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

## ELEVEN

### Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Mr. Juan Luis Cebrián Echarri, the Chief Executive Officer Mr Fernando Abril-Martorell Hernández, the Secretary Mr Antonio García-Mon Marañes and the Deputy Secretary Mrs. Maria Teresa Diez-Picazo Giménez joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

**REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENT TO THE BYLAWS REFERRED TO AS ITEM FIVE ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON APRIL 27, 2014 AND APRIL 28, 2014, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY.**

---

## I. Object of the Report

The Board of Directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, **Prisa** or the **Company**) is issuing this report to justify, pursuant to article 286 of the Capital Corporations Act, the proposed amendments to the Company Bylaws included as item five on the Agenda relating to the amendment to the Bylaws, to be submitted for approval at the General Ordinary Shareholders Meeting to be held on April 27, 2014 on the initial call or, in the event that a sufficient quorum is not obtained, on April 28, 2014 in the same place on the second call.

## II. Objective and justification for the proposal

The proposed amendment to article 19 of the Company Bylaws to be submitted for approval at the General Ordinary Shareholders Meeting, pursues the objective of including an express provision in the Bylaws regarding the types of compensation which executive directors may be entitled to receive and to remove the automatic update of the remuneration of directors based on the percentage variation of the Consumer Price Index, according to the index unlinking general policy carried out by the Company.

## III. Proposed resolution to be submitted for approval at the shareholders meeting

*"Amendment of article 19 of the Bylaws which shall read as follows:*

***"Article 19. Remuneration of the Directors***

*Directors' compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting.*

*The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings.*

*When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors' remuneration.*

*(Free translation from the original in Spanish language)*

*The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.*

*Without prejudice to the remuneration set forth above, directors' compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.*

*The company may subscribe a civil liability insurance policy for its directors.*

*In addition, directors who have executive functions will be entitled to receive compensation for those functions which may consist of:*

*a) A fixed sum consistent with the services and responsibilities undertaken.*

*b) A variable amount, tied to indicators of the executive director's performance or of the company's results.*

*c) A welfare benefits component, which will include the appropriate insurance and providential arrangements.*

*d) Compensation for no-competition undertakings.*

*e) Indemnity in the event the executive director is removed."*

February 24, 2014

*(Free translation from the original in Spanish language)*

PRISA

**REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. CONCERNING THE PROPOSED AMENDMENT TO THE BYLAWS REFERRED TO AS ITEM SIX ON THE AGENDA OF THE GENERAL ORDINARY SHAREHOLDERS MEETING TO BE HELD ON APRIL 27, 2014 AND APRIL 28, 2014, IN AN INITIAL AND SECOND QUORUM CALL, RESPECTIVELY.**

---

## I. Object of the Report

Item six on the Agenda of the next Ordinary General Meeting of Shareholders of Promotora de Informaciones, S.A. (hereinafter **Prisa** or the **Company**) refers to a draft resolution relating to the distribution of the minimum annual dividend for the non voting convertible Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares, which will take place, in accordance with the provisions of article 6.2 (b) of the Bylaws, after forty-two (42) months from their issue date, by means of the delivery of common Class A shares, pursuant to article 6.2 (a) of the Bylaws. The proposed resolution will be submitted for the approval of the Ordinary General Meeting of Shareholders to be held on April 27, 2014 on the initial call or, in the event that a sufficient quorum is not obtained, on April 28, 2014 in the same place on the second call.

The Board of Directors makes this report in compliance with the provisions of articles 286 and 296 of the Capital Companies Act, given that the proposed resolution requires the approval by the General Meeting of Shareholders of a capital increase in order to meet the payment of the aforementioned dividend by means of the delivery of newly-issued common Class A shares, and the consequent modification of article 6 of the Bylaws.

## 2. Purpose of and justification for the proposal

2.1. Justification for the proposal:

Pursuant to article 6.2 a) of the Bylaws, in the context of the current economic situation and the situation of the financial markets, bearing in mind the lack of distributable profits in the 2013 financial year, and as was decided in the Ordinary General Meetings held on 30 June 2012 and 22 June 2013, for the distribution of the dividend corresponding to the 2011 and 2012 financial years respectively, it is considered advisable to pay the minimum annual dividend on the non voting Class B shares, for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of their the mandatory conversion by means of common Class A shares, in order to improve the Company's cash position.

2.2. Amount of the capital increase for the payment of the minimum dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares:

For the purposes of meeting the payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares by means of the delivery of newly-issued Class A shares, and given the fact that there are no distributable profits in the aforementioned 2013 financial year, it is proposed that the Company's capital be increased by a charge against the issue premium reserve created on the occasion of the issue of the Class B shares in the sum of 7,735,026.20 euros.

As a result of the said increase, 77,350,262 common Class A shares will be issued and will be allocated to the owners of the Class B shares in accordance with the formula set out in article 6.2 (a) of the Bylaws, pursuant to which each Class B shareholder has the right to be allocated the ordinary Class A shares that result from dividing the product of the number of Class B shares owned by it multiplied by 0.175 Euros by 1, which is the value in euros attributed to the ordinary Class A shares by the Bylaws.

2.3. Adjustment of capital increases by rounding

In the case of capital increases contemplated in sections 2.2 above, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2013 financial year or the dividend accrued thereafter by reason of mandatory conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of mandatory conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

2.4. Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2013 financial year and the dividend accrued thereafter by reason of mandatory conversion is the balance sheet at 31 December 2013, which has been audited by Deloitte, S.L. on March 19, 2014, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

2.5. Rights of new Class A shares

The new Class A shares issued by virtue of the capital increase contemplated in the preceding section 2.2 will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

2.6. Amendment of the Bylaws

It will be necessary to amend article 6 of the Bylaws in order to adapt it to the new share capital figure that results from the proposed capital increase.

**3. Voting for the adoption of the resolution that is the object of this report**

A reinforced attendance quorum (50% on the initial call and 25% on the second call) will be required and the resolution must be approved with a qualified majority in favour of 69% of the shares present or represented by proxy (on initial or on second call), as provided in article 15 bis of the Bylaws.

**4. Delegation of powers**

It is proposed to authorise the Board of Directors, with the power of delegation to its Delegated Committee, the President of the Board of Directors and the Chief Executive Officer, to resolve to execute the capital increase and to fix the terms of it to the extent that the resolution that is the object of this report is silent, all in the terms established in the proposed resolution included under the next section.

**5. Proposed resolution submitted for the approval of the General Meeting of Shareholders**

The proposed resolution submitted for the approval of the General Meeting of Shareholders reads as follows:

*"Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.*

*"1. Payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into common Class A shares.*

*In accordance with the provisions of article 6.2 (a) of the Bylaws, it is resolved to meet, by the delivery of newly-issued Class A Shares, the preferential minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares, which will take place, in accordance with the provisions of article 6.2 (b) of the Bylaws, after forty-two (42) months from their issue date, for a total amount of 7,735,026.20 euros, by the delivery of 77,350,262 newly-issued Class A Shares.*

*The said amount, calculated on the basis that all the Class B shares in circulation at the date of issue of this proposed resolution by the Board of Directors participate in the mandatory conversion and that the value of the accrued dividend per share in the reference period is 0.175 euros, in accordance with article 6.2 (a) of the Bylaws, will be automatically reduced by reference to the Class B shares that voluntarily participate in the conversion to Class A shares before the end of said period of forty-two (42) months from their issue date.*

*2. Capital increase for the payment of the minimum annual dividend*

*In order to meet the payment of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares by means of the delivery of newly-issued Class A shares, in accordance with the provisions of the Bylaws and given that there are no distributable profits in the aforementioned 2013 financial year, it is resolved to increase the Company's capital by a charge against the issue premium reserve of the Class B shares in the sum of 7,735,026.20 euros.*

*As a result of the said increase, 77,350,262 common Class A shares will be issued and will be allocated to the owners of the Class B shares in accordance with the formula set out in article 6.2 (a) of the Bylaws, pursuant to which each Class B shareholder has the right to be allocated the ordinary Class A shares that result from dividing the product of the number of Class B shares owned by it multiplied by 0.175 euros by 1, which is the value in euros attributed to the ordinary Class A shares by the Bylaws.*

*Express provision is made for the partial execution of this capital increase in the event of the voluntary conversion of the Class B shares prior to the date for payment of the aforementioned minimum annual dividend.*

*3. Adjustment of capital increases by rounding*

*In the case of capital increases contemplated in section 2, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual*

*minimum dividend for the 2013 financial year or the dividend accrued thereafter by reason of mandatory conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of mandatory conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.*

*4. Balance sheet and reserve against which both increases are made*

*The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2013 financial year and the dividend accrued thereafter by reason of mandatory conversion is the balance sheet at 31 December 2013, which has been audited by Deloitte, S.L. on March 19, 2014, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.*

*The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.*

*5. Rights of new Class A shares*

*The new Class A shares issued by virtue of the capital increase contemplated in the preceding section 2 will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.*

*Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the National Securities Market Commission (CNMV), the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.*

*6. Admission to trading of the new Class A shares*

*It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchange*

*markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.*

*It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.*

*If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.*

*In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the CNMV, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.*

*7. Delegation of authority to implement capital increase resolutions*

*It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President of the Board of Directors or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, it may:*

*(i) Resolve to execute the capital increase corresponding to the payment by means of the delivery in common class A shares of the annual dividend for the 2013 financial year and the pro rata part of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of the dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares, determine the date of issue and delivery of the new shares and fix the terms of the capital increase to the extent that this resolution is silent. In particular the Board of Directors is instructed and authorised to: (i) execute the capital increase to meet the payment of the minimum annual dividend for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares; (ii) to determine the definitive amount of the capital increase intended for the payment of the aforementioned dividend by reference to any corresponding reduction or reductions according to the number of Class B shares that have requested voluntary conversion; and (iii) determine the definitive amount of the capital increase intended to meet the payment of the aforementioned dividend once the rounding has been done in accordance with the process explained in section 3 above.*

*(ii)* *To declare the corresponding capital increase to have been closed and implemented.*

*(iii)* *To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the new amount of share capital that results of implementation of the capital increase.*

*(iv)* *To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increase referred to above, determining the number of shares to be issued, and redrafting article 6 of the Bylaws to adapt it to the number of shares resulting.*

*(v)* *To exercise any rights and obligations deriving from the aforesaid public deeds.*

*(vi)* *To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the CNMV or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.*

*(vii)* *If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.*

*(viii)* *To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.*

*(ix)* *To apply for admission to trading of the new Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.*

*(x)* *To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.*

*(xi)* *If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.*

(xii) *And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein."*

24 February 2014

**<u>REPORT ISSUED BY THE BOARD OF DIRECTORS OF PROMOTORA DE INFORMACIONES, S.A. ON THE PROPOSED RESOLUTION REFERRED TO AS ITEM SEVEN ON THE AGENDA OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2014 AND APRIL 28, 2014, ON THE INITIAL AND SECOND QUORUM CALL RESPECTIVELY.</u>**

## I. Object of the Report

Item seven on the Agenda of the next Ordinary General Meeting of Shareholders of Promotora de Informaciones, S.A. (hereinafter **Prisa** or the **Company**) refers to a proposed resolution authorising the Board of Directors to take the decision to request: i) the listing of all or part of the Company's shares and/or of any securities representing them on official secondary securities markets outside Spain and ii) the delisting of the Company's shares and/or of any securities representing them on the said official secondary securities markets.

The proposed resolution will be submitted for the approval of the Ordinary General Meeting of Shareholders to be held on April 27, 2014 on the initial call or, in the event that a sufficient quorum is not obtained, on April 28, 2014 in the same place on the second call.

## II. Purpose of and justification for the proposal

Bearing in mind the market conditions, together with the economic situation and the Company's shareholding structure, it is considered highly advisable for the Company to have sufficient flexibility to be able to take advantage of opportunities that may present themselves and that may permit the value of the Company to be increased, requesting the listing on international markets other than the Spanish market of the Company's shares and/or of the securities representing those shares, or the delisting of those shares and/or of the securities representing them on foreign markets on which they are currently listed or on which they may be listed in the future.

The need for this flexibility requires the delegation of this power to the Board of Directors so that the Board may pass the necessary resolutions without having to call a General Meeting or having to have a subsequent resolution of the General Meeting, which could delay the making of the kind of decision which requires speed and flexibility in order to maximise its value.

In light of the possibility that, due to conditions on the domestic and/or foreign markets or for any other reason, it may be advisable for the Company to request the listing, or, as the case may be, delisting on foreign markets of the shares and/or of any securities representing them, including the ADSs (*American Depositary Shares*) representing ordinary Class A shares and non-voting Class B shares currently listed on the NYSE (*New York Stock Exchange*), it is proposed that the Board of Directors be authorised for a period of one year starting from the date on which this resolution is adopted, and without the need to call a General Meeting or to

have a subsequent resolution of the General Meeting, to resolve to request the said listing and/or delisting, if it deems it necessary or advisable for the Company's interests.
The Board considers that it ought to have such powers, within the aforementioned one-year period, in order to be able to take advantage of opportunities that may present themselves and that imply, by way of illustration:

i. opportunities for growth and increase in the Company's value;
ii. the possibility of it being easier to carry out corporate operations with a high strategic value for the Company on international markets;
iii. a presence on international markets, seeking an efficient structure for liquidity and associated costs; or
iv. the establishment of a shareholding structure that is adequate for the Company's policy, with a foreign investment base.

The Board also considers that in the event that the decision is taken to delist the Company's shares and/or the securities representing those shares on foreign markets, the Company's interests would not be prejudiced, nor would the liquidity of the value be affected, bearing in mind the current circumstances of the markets on which the Company is listed. The Board also considers that, despite the delisting of the securities on foreign markets, the Company would continue to maintain its foreign investment base abroad, strengthening the corporate image for this purpose through roadshows and other types of presentations which enable the Company to become known on international markets.

**III. <u>Proposed resolution submitted for the approval of the General Meeting of Shareholders</u>**

The proposed resolution submitted for the approval of the General Meeting of Shareholders reads as follows:

***Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.***

*To authorise the Board of Directors as broadly and effectively as permitted in law, so that within a period of one year starting from the date on which this resolution is adopted, without the need to call a General Meeting or to publish a resolution of the General Meeting, and when the market conditions or the Company's situation make it advisable or require it, in the opinion of the Board itself, it may resolve to:*

*(i) request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable.*

(ii) *request the delisting of the Company's shares and/or of any securities representing them on any of foreign securities markets on which they are currently listed or on which they may be listed in the future.*

*It is also resolved to delegate to the Board of Directors, as broadly as required by law, with express powers of delegation to its Delegated Committee, the President of the Board of Directors and the Chief Executive Officer in order freely to decide and confirm whether it is advisable to take the aforementioned decisions at whatever time is deemed appropriate within the aforementioned one-year period and to take whatever actions and steps may be necessary or advisable for their execution and successful outcome, without limitation."*

24 February 2014

ORDINARY SHAREHOLDERS MEETING PROMOTORA DE INFORMACIONES, S.A.
(April 28, 2014)

RIGHT OF INFORMATION

Right of information form for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 1:00 p.m on April 27, 2014, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on April 28, 2014, on second call. **The General Meeting is expected to be held on second call.**

Mr./Mrs______________________________________,N.I.F./C.I.F________,
address__________________________________________________, and e-mail __________ requests the following information or clarification from the directors of Promotora de Informaciones, S.A. (PRISA) or asks the following questions about items on the agenda of the Ordinary Shareholders Meeting to be held on April 27, 2014, at first call or on April 28, 2014, at second call, and /or relating the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and/or relating the auditor´s report:

______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
______________________________________________________________________
____________________________________________________________

**Shareholder Mr/ Mrs** ________________________________________ **N.I.F./C.I.F:** ______________

**Depositary Entity:** Code ___________ Name ____________________________________________
**Securities Account** (Branch + DC+ account number)
____________________________________________________

**Number of Shares** __________________

**Signature of the shareholder**

**In**__________, __________ **2014**

PRISA

## RIGHT OF INFORMATION CONDITIONS

**ORDINARY SHAREHOLDERS MEETING**
**PROMOTORA DE INFORMACIONES, S.A.**
**April 28, 2014**

### RIGHT TO INFORMATION PRIOR TO THE HOLDING OF THE MEETING. CONDITIONS.

The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, convened for April 27, 2014, on first call, and April 28, 2014, on second call (it being expected that will be held on second call) or to ask questions about the business contained on the agenda and/or concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting (held on December 10, 2013) and/or concerning the auditor´s report.

The information requested in conformity with the terms of the previous paragraph shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Relation Office.

Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by Law and by article 19.3 of the Regulations of the Shareholders Meeting.

The right of information form can be delivered to the Company by:

i) Electronic means of distance communication trough the corporate website (www.prisa.com. In this case the document should incorporate an advanced electronic signature of the shareholder, issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda), or ANCERT CAMERFIRMA (Notarial Certification Agency.) Also it can be used the Electronic National Identity Document (DNIe) issued by the National Police, attached to the Spanish Interior Ministry.

ii) Delivery or post by mail: addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid). In this case the form must to be signed with signature of the shareholder, who must prove their identity by using a photocopy of their National Identity Card or Passport and, if legal persons,must attach a document that sufficiently substantiates the representation thereof. Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

All said above in accordance with the provisions of the Bylaws and the Regulation of the Shareholders Meeting of Promotora de Informaciones, SA. Likewise it is necessary to meet the rules contained in the notice convening the Shareholders Meeting and in the Company's website (http://www. prisa.com).

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (April 28, 2014)

# GRANTING A PROXY FOR CLASS A SHARES

Form for granting a proxy for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 1:00 p.m on April 27, 2014, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on April 28, 2014, on second call. **The General Meeting is expected to be held on second call.**

## Shareholders wishing to grant proxies

The shareholder grants a proxy for this Meeting to:
(Check only one of the following boxes and appoint the proxy).

☐ 1. The Chairman of the Board of Directors.

☐ 2. Mr./Ms. ______________________________, with N.I.F./C.I.F: ______________.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

## Voting instructions for resolutions proposed by the Board of Directors

(Check the corresponding box with an X)

| Item of the Agenda | 1° | 2° | 3° | 4.1 | 4.2 | 4.3 | 5° | 6° | 7° | 8° | 9° | 10° | 11° |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| In favor | | | | | | | | | | | | | |
| Against | | | | | | | | | | | | | |
| Abstention | | | | | | | | | | | | | |
| Blank | | | | | | | | | | | | | |

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting and, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors.

## Proposals regarding points not contemplated on the Agenda in the call

Unless otherwise indicated by checking the following NO box (in which case the shareholder will be understood to instruct the proxy to abstain), the proxy also extends to proposals regarding points not contemplated on the Agenda. In such case, the precise instruction of the shareholder to the proxy is to vote for the proposal in the sense most appropriate for the shareholder interest

☐ **NO**

**Shareholder Mr./Ms.** ______________________________ **N.I.F./C.I.F:** ______________

**Number of shares** ______________

**Signature of shareholder granting proxy:**

**In** ________, **on** __________ ________ **2014**

## Conflict of interest

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the Chairman as well as the other directors of the Company have a conflict of interest regarding points 8º (Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff) and 10º (Non-binding voting on the Remuneration Policy Report) of the Agenda.

The three executive directors of the Company, the President Mr Juan Luis Cebrian Echarri, the Deputy Chairman Mr Manuel Polanco Moreno and the Chief Executive Officer Mr Fernando Abril-Martorell Fernández, have also a conflict of interest with respect to point 9º of the Agenda (Approval of the Company's long-term incentives plan).

Likewise the directors Mr Claudio Boada Pallerés, Mr Roberto Lázaro Alcántara Rojas and Mr John Paton have a conflict of interest regarding points 4.1., 4.2. and 4.3 of the Agenda (Ratification of the appointments by cooptation and election of said directors) each of them with respect of the point of the Agenda in which their appointment are ratified or their appointment are proposed.

Further, Directors may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

## AGENDA

1º.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2013 financial year, and the proposed distribution of profits.

2º.- Approval of the Board of Directors' management of the company in the 2013 financial year.

3º.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2014 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4º.- Appointment of Directors.

4.1. Ratification of the appointment by cooptation and election of Director Mr. Claudio Boada Pallerés.

4.2. Ratification of the appointment by cooptation and election of Director Mr Roberto Lázaro Alcántara Rojas.

4.3. Ratification of the appointment by cooptation and election of Director Mr John Paton.

5º.- Amendment of article 19 of the Bylaws (Remuneration of the Directors)

6º.- Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.

7º.- Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.

8º.- Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff.

9º.- Approval of the Company's long-term incentives plan.

10º.- Non-binding voting on the Remuneration Policy Report.

11º.- Delegation of Powers

PRISA

## CONDITIONS FOR GRANTING PROXIES

# PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
# April 28, 2014

**SHAREHOLDERS WISHING TO GRANT VOTING PROXIES**

A shareholder may grant a proxy to another person. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) this standard form.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor's signature, in one of the documents above mentioned. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

A proxy granted to one who by law cannot act as such will not be valid or effective.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

The proxy may be communicated to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Physical delivery or mail (in this case there must be a handwritten signature of the shareholder): The document reflecting the proxy may be sent by mail addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid) or delivered at the entrance to the general meeting site, to the Company's organisers, on the same day it is held, before it commences.

If the proxy is granted using remote electronic means of communication, the proxy form, duly completed, must be in the possession of the Company at least 24 hours before the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the proxy will be deemed not to have been granted.

All of the foregoing in accordance with the provisions of the Bylawsand General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website (**http://www.prisa.com**) must be followed.

Proxies will always be revocable, and will be deemed to be revoked by personal attendance of the grantor of the proxy at the meeting.

PRISA

**PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (April 28, 2014)**

## REMOTE VOTING FOR CLASS A SHARES

Form for remote vote for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 1:00 p.m. on April 27, 2014, at auditorium 400 of the Nouvel building of the Museo Reina Sofia, access by Ronda de Atocha, no number, Madrid 28012, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on April 28, 2014, on second call. **The General Meeting is expected to be held on second call.**

## Class A shareholders wishing to vote regarding the proposals on the Agenda:

If prior to the holding of the Meeting the shareholder wishes to vote remotely regarding the proposals on the Agenda for this Meeting, it must check the corresponding box with an X, depending upon the sense of the vote or abstention.

| **Item of the Agenda** | 1° | 2° | 3° | 4.1 | 4.2 | 4.3 | 5° | 6° | 7° | 8° | 9° | 10° | 11° |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| In favor | | | | | | | | | | | | | |
| Against | | | | | | | | | | | | | |
| Abstention | | | | | | | | | | | | | |
| Blank | | | | | | | | | | | | | |

Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Shareholders Meeting.

The sense of the vote must be necessarily indicated.

**Shareholder Mr./Ms.** ________________________________________ **N.I.F./C.I.F:** ______________

**Depositary Entity:** Code ___________ Name ________________________________________
**Securities Account** (Branch + DC+ account number)
________________________________________

**Number of shares** ________________

**Signature of shareholder voting remotely**
*(signature authenticated by a notary or acknowledged by a custodian participating in Iberclear)*

**In** __________, **on** _________ ___________ **2014**

## AGENDA

1º.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2013 financial year, and the proposed distribution of profits.

2º.- Approval of the Board of Directors' management of the company in the 2013 financial year.

3º.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2014 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4º.- Appointment of Directors.

4.1. Ratification of the appointment by cooptation and election of Director Mr. Claudio Boada Pallerés.

4.2. Ratification of the appointment by cooptation and election of Director Mr Roberto Lázaro Alcántara Rojas.

4.3. Ratification of the appointment by cooptation and election of Director Mr John Paton.

5º.- Amendment of article 19 of the Bylaws (Remuneration of the Directors)

6º.- Distribution of the minimum annual dividend on the Class B shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares. Approval of the capital increase by a charge against the issue premium reserve of the Class B shares that is necessary to meet the payment of the minimum annual dividend on the Class B shares in Class A shares for the 2013 financial year and the pro rata part of that dividend accruing during 2014 up to the time of the mandatory conversion of the Class B shares into Class A shares. Request for the listing of the ordinary Class A shares issued by means of the execution of the said capital increase on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Delegation to the Board of Directors of the necessary powers to execute the capital increase.

7º.- Delegation to the Board of Directors of the power to request the listing of all or part of the Company's shares and/or of any securities representing them on any securities markets outside Spain that it deems opportune or advisable, together with the power to request the delisting of the Company's shares and/ or of any securities representing them on those foreign securities markets. Delegation to the Board of Directors of the powers needed to execute this resolution.

8º.- Approval of the delivery of shares of the Company as compensation for members of the Board of Directors and executive staff.

9º.- Approval of the Company's long-term incentives plan.

10º.- Non-binding voting on the Remuneration Policy Report.

11º.- Delegation of Powers

PRISA

## CONDITIONS FOR REMOTE VOTING

## PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
## April 28, 2014

**SHAREHOLDERS WISHING TO VOTE REMOTELY**

A shareholder may cast its vote remotely. To do so, it must complete the form related to remote voting and send the duly completed form to the Company. Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

A vote so cast may be sent to the Company by way of:

i) Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii) Delivery or post by mail: addressed to Shareholder Relations Office of Promotora de Informaciones, SA, to the registered office of the Company (Gran Vía 32, 28013 Madrid) or to the address of the Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid). The form will include the information necessary to demonstrate status as a shareholder. The signature of the shareholder must be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons it must be accompanied by the corresponding documents sufficiently showing the capacity in which the signatory acts.

A vote cast remotely, in any of the ways contemplated in the preceding sections, must be in the possession of the Company at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the vote will be deemed not to have been cast.

All of the foregoing in accordance with the provisions of the Bylaws and General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website (**http://www.prisa.com**) must be followed.

# PROMOTORA DE INFORMACIONES, S.A.
# (PRISA)

## AUDIT COMMITTEE

## ANNUAL REPORT
## 2013

---

Madrid, March 2014

*(Free translation from the original in Spanish language)*

# ANNUAL REPORT OF THE AUDIT COMMITTEE 2013

## I.- INTRODUCTION

The Audit Committee of PROMOTORA DE INFORMACIONES, S.A. (hereinafter PRISA or GRUPO PRISA where reference to the consolidated Group is made) issues this report to enable the Board of Directors to make available to shareholders information concerning the Committee's operations and activities during the 2013 financial year.

The Audit Committee (hereinafter the Committee) was set up in 2001 (under the name "Audit and Compliance Committee") and has progressively adapted its operations and composition to the rules and codes which have since then been published with a view to achieving maximum efficiency and transparency for listed companies.

The Committee is governed by the Eighteenth Additional Provision of the Securities Market Law (DA LMV) and, since 2010, also by the American law applicable to companies listed on the American market, particularly the Securities Act, the Securities Exchange Act and the Sarbanes Oxley Act. Likewise, the Committee is governed by Article 21bis of the Company Bylaws and by the Regulation of the Board of Directors of PRISA.

## II.- COMPOSITION

The current composition of the Audit Committee is as follows:

Chairman: Mr. Juan Arena de la Mora - Independent External Director

Members: Mr. Alain Minc – Independent External Director.
Mr. Emmanuel Román- Independent External Director.
Mr. Claudio Boada Pallerés- Independent External Director.

During the year 2013 there were no changes in the composition of the Committee.

In February 2014 the director Ms Agnes Noguera Borel was replaced by Mr. Claudio Boada Pallerés.

The composition of the Committee complies with all legal requirements and with the internal rules of the Company:

Article 21 bis of the Articles of Association contains almost all of the provisions of the DA LMV regarding composition of the Audit Committee, providing that

the majority of the Committee is comprised of non-executive Directors, and at least one of its members is independent and appointed based on knowledge and experience of accounting or audit matters, or both, and that the Chairman of the Committee is a non-executive director. In addition the DA LMV requires that the members of the Committee have no contractual relationship with the Company other than the status to which they are appointed. Art. 24 of the Board Regulation also requires that adequate representation be given to independent directors and, in addition, if the Company's shares are traded, directly or indirectly, by way of other financial instruments, on the New York Stock Exchange (NYSE), that the composition of the Committee be adapted to the rules established by the legislation of the United States of America and the NYSE.

US legislation (section 10A-3 of the Securities Exchange Act of 1934, in the version given by section 301 of the Sarbanes-Oxley Act, and implementing rules of the NYSE) provide that all members of the Audit Committee must be independent directors (under the independence requirements contemplated in that legislation, which are different from those contemplated in the Spanish system). That legislation does not contemplate proprietary directors.

All members of the PRISA Audit Committee are independent directors for purposes of US legislation

Likewise, the committee's secretary is the secretary to the Board of Directors, in accordance with the mentioned internal rules.

## III.- FUNCTIONS AND POWERS

Pursuant to the provisions of the Board of Directors Regulation, the main function of the Committee is to support the Board of Directors in its supervisory and management tasks.

As established by the mentioned Regulation, the Committee has the following basic responsibilities:

a) To report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) In connection with the preparation and publication of the Company's financial information

i. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

iii. Oversee the preparation and presentation of financial information regulated.

iv. Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

c) In connection with the external Auditor of the Company

i. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

ii. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

iii. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

v. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

vi. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

d) In connection with the Internal Audit services

i. To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

ii. To oversee internal auditing services and the annual report of the Internal Audit Department.

e) Other competences

i. To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests

ii. To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

iii. To exercise all other powers granted the committee in the Rules of the Board of Directors.

iv. To approve an annual report about the Committee performance and propose to the Board the edition when the Shareholders is called.

The Audit Committee also supervises the whistleblowing channel, which allows employees to report any potentially important irregularities, especially of a financial or accounting nature, that they may detect within the company. Any reports submitted through the whistleblowing channel by employees of the Company or the Group will be treated in confidence and anonymously.

In accordance with the provisions of the Board of Directors Regulation, the Committee may seek external advice when it deems it warranted when carrying out its functions.

## IV.- MEETINGS

Pursuant to the Board of Directors Regulation, the Audit Committee shall meet periodically as required and at least four (4) times a year.

During 2013 the Committee had met 7 times (on February 7 and 24, March 20, May 8, July 23, October 22 and December 18) and the principal matters discussed were the following:

**Compliance with and adaptation to international legal requirements deriving from listing on multiple exchanges: Internal Control of Financial Reporting**

The Committee has monitored the continuing work that has been developed for the adaptation of the Company to the internal control measures provided by the

Spanish Law (Internal Control System of Financial Reporting contemplated in the Sustainable Economy Act) and by the American Law (Sarbanes-Oxley Act (SOX) and Securities Act of 1934), which enforceability derives from the double listing of the Company's shares in Spain and the United States of America.

In particular, the Director of Internal Audit reported, unit by unit, on implementation and compliance of the SOX-compliant internal control model, while the external auditor reported on the results of its assessment of the Group's internal control system.

**<u>Review of Financial Reporting</u>**

Under this point it should be noted the review of the annual accounts for the 2012 financial year and the preparation of the periodic public reporting for 2013.

Consistent with the practice of this Committee, on February 7, 2013 the external auditor met with the Committee to provide the preliminary results of its report on the accounts for the 2012 financial year. Subsequently within the Audit Committee prior to preparation of the Group accounts (also in February 2013), the external auditor presented its conclusions regarding the audit of the consolidated annual accounts of PRISA for that financial year, in accordance with Spanish rules and at the Audit Committee held in March 2013 presented the results of the audit of the 2012 Group accounts in accordance with US rules (PCAOB). The auditor also attended the meeting of the Board prior to the General Shareholders Meeting (June 2013), reporting on the scope and results of the audits carried out.

The Committee reviewed the periodic (quarterly and half-yearly) reports published by the Company in compliance with legal requirements. It was assisted in this task by the outside auditor, which conducted a limited review of the half-yearly reports, the results of which were presented to the Audit Committee at its meeting in July 2013.

Finally, during the final months of 2013 and in the beginning of 2014 the outside auditor also met with the Committee to offer its first analysis of the accounts for the 2013 financial year.

**<u>Outside auditor</u>**

<u>Appointment of Auditor</u>: As indicated in section 5.1. below, the Committee resolved to propose to the Board the extension of the appointment of the auditor, Deloitte, S.L., for the 2013 fiscal year. The General Meeting of Shareholders approved that proposal.

Likewise, the Committee resolved to propose the appointment of the auditor, Deloitte, S.L., for the 2014 fiscal year.

Independence of the outside auditor: The regulatory requirements in this regard have been fulfilled, as reported under heading 5.3 below.

Prior approval of other professional engagements: In compliance with the Sarbanes-Oxley Act the Committee, at its different meetings, has analysed specific proposals for engaging the services of the Auditor were reviewed and, if applicable, approved.

Professional fees: The Committee approved the proposed professional fees of the outside auditor for audit of the annual accounts for the 2013 financial year.

Attendance of outside auditor at meetings of the Board and Committee: The team responsible for the audit of accounts attended all meetings of the Committee and to one meeting of the Board of Directors.

**Risk control.**

The Committee approved the risk management system and internal control system of Financial Reporting (SCIIF) sections of the Annual Corporate Governance Report for the 2013 financial year.

The Internal Audit Department presented the risk map, prepared with the collaboration of the heads of the business units, and the Committee analysed the main risks identified.

Also managers responsible for specific business units and the Director of Systems of PRISA, attended some meetings of the Committee to explain the control framework in the different business units of the Group.

**Internal audit proyects**

The Internal Audit Manager has presented the 2013 Internal Audit Plan to the Committee, and reported at the various meetings held during the year on the degree of progress of the Plan, the results of work undertaken by her department.

The Committee has continued to analyze the composition of Company's staff dedicated to internal audit.

**Treasury Shares Policy**

The Committee has noticed the recommendations adopted by the CNMV concerning treasury stock, among which is the monthly reporting to the Audit Committee on the negotiations conducted with treasury shares.

In compliance therewith, the Committee has been informed monthly of the movements performed in the Company's treasury.

**Other matters**

Whistleblowing Channel: The Internal Audit Manager has reported on the functioning of the whistleblowing channel, that was implemented in fulfillment of section 301(4) of the Sarbanes-Oxley Act, and that allows to fill complaints and claims by employees and/or third parties.

20-F Registration Document: The 2012 Form 20-F for 2012 that was submitted to the Securities and Exchange Commission (SEC), incorporating the corporate documentation and financial statements at December 31, was reviewed by the Committee, which reported on the Form to the Board.

The outside auditor reviewed the Form 20-F in accordance with PCAOB standards and issued an unqualified opinion on the financial information for 2012.

Report on control activities: Chairman of the Audit Committee presented to the Commission and then the Board a report on the evolution of control activities in the Group in the period 2010-2013.

Report of the Audit Committee: The Audit Committee Report for the 2012 financial year was approved.

## V.- EXTERNAL AUDITORS

### 5.1. Relations with the External Auditors

The Committee proposed that the Board of Directors extend the appointment of DELOITTE, S.L. as auditors of the accounts of the Company and its Consolidated Group for the term of one year. Based on the Board of Directors' proposal, the shareholders present at the General Shareholders' Meeting of PRISA on June 22, 2013 passed a resolution to appoint that firm to audit the financial statements corresponding to the 2013 financial year.

As noted above, the Committee customarily conducts a periodic review of the Company's and Group's annual accounts and financial information and the risks this may involve. To this end, during 2013, the team of Deloitte that is in charge of the external audit of the Company and its Consolidated Group attended to all meetings held by the Committee, and has reported on the most relevant aspects of the external audit.

The 2013 fees for DELOITTE, S.L. and its related entities' auditing services provided to GRUPO PRISA companies, subsidiaries and other related entities

amounted to 2,432,000 euros, of which 448,000 euros were for services rendered to PRISA, including 258,000 euros in cost for the 2013 audit of the consolidated group in accordance with the auditing standards of the PCAOB. Fees paid to other auditors who participated in the 2013 audit of the Group's companies amounted to 269,000 euros.

The fees for other professional services provided to Group companies by the principal auditors and its associate companies, as well as by other auditors participating in the audits of various Group companies, are the following (in euros 000):

| | 2013 | |
|---|---|---|
| | **Principal Auditors** | **Other Auditors** |
| Other attest services | 250 | 296 |
| Tax services | 527 | 209 |
| Other services | 163 | 2,623 |
| **Total other professional services** | 940 | 3,128 |

The foregoing information concerning professional fees shall be included in PRISA's individual annual report and in the consolidated annual report of GRUPO PRISA for the 2013 financial year.

### 5.2. External Audit Reports

**Auditors' report on the consolidated financial statements for 2010, 2011 and 2012, prepared in accordance with PCAOB standards, and auditors' report on the system of internal control of financial reporting for 2012**

As indicated previously, the Form 20-F for 2012 was reviewed by the auditors, who in March 2013 issued an unqualified opinion, in accordance with PCAOB standards, on the financial statements for 2010, 2011 and 2013. In compliance with the Sarbanes Oxley Act, the 20-F Form included the outside auditor's report on the 2012 system of internal control of financial reporting. In the outside auditor's opinion, during 2012 Prisa maintained, in every relevant respect, effective internal control of its financial reporting.

**Auditors' report on the financial statements for 2012**

At the meeting of the Committee held on February 27, 2013, the outside auditors presented their conclusions on the audit of the individual and consolidated financial statements of Promotora de Informaciones, S.A. for 2012, which give in all material respects a true and fair view of the assets and liabilities, financial situation and results of operations, the changes in equity and the cash flows of Prisa and its consolidated group, respectively.

**Limited review of the abridged consolidated interim financial statements at June 30, 2013**

In 2013 Deloitte conducted a limited review of the abridged interim financial statements of the Group.

In the auditor's opinion, issued on July 25, 2013, the interim financial statements at June 30, 2013 were, in all material respects, prepared in accordance with the requirements established by International Accounting Standards. The auditor's report also stated an uncertainty regarding the capacity of the Group to continue with its operations, deriving from the short-term maturity of certain loans in the amount of 1.282 billion euros, included within the process for the restructuring of the Group's debt. The debt restructuring process, which at the date of issue of the June financial statements had the support of creditors representing 72.9% of the debt, was approved in December 2013.

**Special report of the outside auditor on the issue of warrants giving the right to subscribe class A common shares, by way of setoff of credits, for the purposes contemplated in article 301 of the Capital Companies Act.**

The Extraordinary Shareholders Meeting held on December 10, 2013, approved an issue of warrants and the corresponding increase of capital by way of setoff of credits to cover those warrants, within the context of the process of refinancing the Company's bank indebtedness. The warrants were for certain institutional investors, creditors of the Company.

For the purposes contemplated in article 301 of the Capital Companies Act, Deloitte on November 7, 2013, issued a first special report on the proposed resolution the Board of Directors submitted to approval of the Extraordinary Shareholders Meeting, and issued a second supplementary report, dated December 13, 2013, verifying that all of the credits to be set off in that capital increase were net, due and payable, to the extent of at least 25%, and that the maturity of the remainder did not extend beyond 5 years.

**Special report of BDO, Auditores, S.L. (independent auditor appointed by the Madrid Commercial Registry) regarding the issue of warrants giving the right to subscription of class A common shares, by way of setoff of credits, for the purposes contemplated in article 414.2 of the Capital Companies Act.**

Because of the issue of warrants described in the preceding section, BDO Auditores, S.L., the independent auditor appointed for these purposes by the Madrid Commercial Registry, issued a report dated November 7, 2013 on the

bases for and forms of conversion of the warrants, for the purposes contemplated in article 414.2 of the Capital Companies Act.

**Auditors' report on the financial statements for 2013**

At the meeting of the Committee held on March 18, 2014, the outside auditors presented their conclusions on the audit of the individual and consolidated financial statements of Promotora de Informaciones, S.A. for 2013, which give in all material respects a true and fair view of the assets and liabilities, financial situation and results of operations, the changes in equity and the cash flows of Prisa and its consolidated group, respectively.

### 5.3. Independence of the External Auditor

In compliance with the Eighteenth Additional Provision of the Securities Market Act (as amended by Law 12/2010 of June 30) and sections f) and g) of Article 24 of the Board of Directors Regulation:

i) The Committee has received from the external auditor written confirmation of its independence, as well as information concerning the fees of the principal auditor and its related entities for professional services rendered to different Grupo Prisa companies (as explained in section 5.1. above), pursuant to the provisions of the Accounts Audit Act;

ii) In view of the foregoing the Committee issued a report verifying the independence of the external auditors.

## VI.- INTERNAL AUDIT

The principal objective of the Internal Audit Department is to provide GRUPO PRISA management and the Audit Committee with the reasonable assurance that the environment and systems of internal control in place in the Group companies have been correctly designed and managed.

To achieve that objective, the Department carries out the functions it has been assigned, which include:

a. Evaluating the suitability of internal control systems to increase the effectiveness of procedures to manage and control the risks inherent in Group company activities.

b. Review of the reliability and integrity of the financial and operating information of the Group companies, and the means used to identify, evaluate, classify and report that information.

c. Obtaining independent opinions and advice concerning the interpretation and application of current accounting legislation and norms.

d. Reviewing measures to safeguard assets and to verify their existence.

The Internal Audit Director designs an Annual Plan based on the identification and evaluation of risks inherent in the activities carried out by Grupo Prisa's business units, in order to determine priorities with respect to internal auditing activities that are consistent with the goals defined by the Organization.

The Annual Plan reflects the activities to carry out during the financial year. The plan, which is included within the multi-year strategic plan of the audit, sets forth the activities and projects to be undertaken, the nature of the work to be done, and the resources of the Internal Audit Department to be assigned to each project.

The most significant projects carried out by Internal Audit during the 2013 financial year include:

a. Supervision of the design of the internal control model regarding financial reporting of the Prisa Group, based on the general framework established by COSO.

b. Evaluation of the design and functioning of the control activities defined in the internal control model for financial reporting of the Group, in order to certify the effectiveness thereof in accordance with the SOX Act.

c. Coordination and supervision of the implementation of the internal control model for financial information in the radio companies comprising the Caracol group in Columbia, and review of the functioning of the defined control activities.

d. Review of the degree of compliance with the evaluation and accounting entry rules established for the Group, and evaluation of the adequacy and effectiveness of the internal control structure being used in Prisa, in the companies in the Santillana Group located in Portugal, Peru and Sao Paolo, in the company developing the Sistema UNO in Mexico, in the distributor of the publishing business in Spain, Ithaca and in the Prisa Radio companies located in Colombia, Costa Rica and Panama.

e. Review of the reliability and integrity of the financial information reported to the Prisa Group and the effectiveness of the internal control system in the company that engages in the free television activity in Portugal, Televisao Independente, S.A. (TVI) and in the companies in the Antena 3 Radio subgroup in Spain.

f. Review of the internal control system of the newspaper companies engaged in publishing and exploitation of the AS and Cinco Días daily newspapers, and the Group magazines in Spain, as well as the reasonableness of the financial information reported by these companies.

The Internal Audit Manager attended all of the Committee's meetings in 2013, specifically informing the Committee about the activities of the Internal Audit Department, the annual plan, changes in the Group's risk map and developments in the system of internal control of financial reporting.

## VII.- EVALUATION OF THE AUDIT COMMITTEE

Within the framework of the process for evaluation of the Board, contemplated in art. 5 of the Board of Directors Regulation, the members of the Audit Committee evaluated the composition and functioning thereof and reported their conclusions to the Board.

**PROMOTORA DE INFORMACIONES, S.A.**
**(PRISA)**

## CORPORATE GOVERNANCE COMMITTEE

## ANNUAL REPORT
## 2013

Madrid, February 2014.

# CORPORATE GOVERNANCE COMMITTEE ANNUAL REPORT

# 2013

## I.- INTRODUCTION

The Corporate Governance Committee (hereinafter the Committee) is governed by article 21 ter of PRISA Bylaws and by articles 26 and related of the Regulation of the Board of Directors and issues this annual report concerning its performance during the 2013 financial year in accordance with the provisions of Article 26. 3.e)ii. of the Board of Directors Regulation.

The current Corporate Governance Committee came into existence in June 2011 as a result of the splitting of the Corporate Governance, Nomination and Compensation Committee (CGNCC) into two separate Committees: a Corporate Governance Committee and a Nomination and Compensation Committee.

## II.- COMPOSITION

The composition of the Committee is as follows:

Chairman: Mr. Ernesto Zedillo Ponce de León.- External Independent Director.

Members:

Mr. Jose Luis Leal.- External Independent Director.
Ms. Arianna Huffington.- External Independent Director.
Ms. Agnès Noguera Borel.- External Director (representing significant shareholdings)

During the year 2013 there were no changes in the composition of the Committee.

Article 21 ter of the Bylaws set forth that the Corporate Governance Committee shall be composed exclusively of external directors and likewise provides that its Chairman shall be an independent director, which are, in fact, the cases.

The Committee's secretary is the secretary to the Board of Directors, in accordance with the mentioned rules.

## III. ACTIVITIES OF THE COMMITTEE IN 2013

In accordance with the provisions of Article 26 of the Board of Directors Regulation, the Corporate Governance Committee has the following competencies:

a) Regarding the composition of the Board of Directors and Board Committees:

i. Propose the appointment of independent directors.

ii. Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be executed by the General Shareholders Meeting or when that classification is revised annually in the Corporate Governance Report.

iii. Inform on the removal of executive and independent directors, when the Board of Directors propose the decision to the Shareholders Meeting or when occurs justa causa due to a breach of the director of the duties inherent to his/her position and when is carrying out a disciplinary procedure that could mean the removal of the director.

iv. Report, together with the Nomination and Compensation Committee, on proposals for the appointment of the Chairman and Vice Chairman, Chief Executive Officer, and members of the Delegated Committee and other committees of the Board of Directors.

v. Evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

vi. Report to the Board on issues of gender diversity in relation to the composition of the Board.

vii. Submit to the Board of Directors, a report evaluating the performance and composition of the Board and the performance of their duties by the Chairman and the Chief Executive of the Company.

b) In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i. Promoting corporate governance strategy of the Company.

ii. Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the Board and Delegated Committee as appropriate.

iii. Inform and propose to the Board the approval of the Corporate Governance Report.

iv. Inform and propose to the Board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the Board of Directors or its Chairman.

c) In connection with the internal rules of the Company:

i. Propose to the Board the approval of a Code of Ethics

ii. Propose to the Board the approval of a Code of Conduct of the employees.

iii. Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.

iv. Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

d) In connection to transactions with related parties to the Company and companies of the Group:

i. Report of transactions of the company with a significant shareholder, prior to its approval by the Board.

ii. Report professional or commercial transactions of directors, prior to its approval by the Board.

iii. Authorize transactions by persons related to directors under the terms provided for in Article 33 of the Board of Directors Regulation.

e) Other competences:

i. Review compliance policies and propose all necessary measures for its strengthening.

ii. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.

iii. Exercise all other powers granted to the Committee in the Board of Directors Regulation.

During 2013 the Committee has met on 4 occasions.

The following are the issues discussed during 2013 in subject areas pertaining to this Committee:

**a) Composition of the Board of Directors and Board Committees:**

Qualitative composition of the Board of Directors:

The Committee proposed classification of directors into the categories of executive, external proprietary, external independent and others, under two different circumstances: i) when the appointment of independent directors Mr Jose Luis Leal and Ms. Arianna Huffington was proposed to the General Meeting of Shareholders of June 2013, as well as when the interim appointment of Mr Claudio

Boada Palleres, as independent director, was proposed to the Board of Directors held on December 18, 2013, and ii) when that classification is reviewed annually in the Annual Corporate Governance Report.

Specifically, in the Annual Corporate Governance Report corresponding to the 2012 financial year the nature of each director was explained, taking into account the definitions of the CNMV's Good Governance Code. Such classification shall be repeated in the Annual Corporate Governance Report for the 2013 financial year.

Composition of the Board of Directors, the Delegated Commission and the Committees, and appointment of positions.

In order to fill one of the vacancies on the Board left by the resignation on December 18, 2013, of Mr. Martin Franklin and Mr. Harry Sloan, the Committee proposed the interim appointment of Mr Claudio Boada Palleres, as independent director.

Moreover, the Committee has reported, together with the Nomination and Compensation Committee, the appointment of Mr. Alain Minc as member of the Nomination and Compensation Committee in substitution of Mr. Martin Franklin.

Evaluation of the functioning and composition of the Board and the performance by the Chairman of the Board and chief executive of the Company of his duties:

The Committee has coordinated the process for self-evaluation of the Board, informing it of the outcome.

**b) Corporate governance and corporate social responsibility strategy of the Company:**

Implementation of the Company's corporate governance strategy.

The Committee has focussed its efforts during the year to review the new regulatory framework for corporate governance and, in particular, the Circular 4/2013 and 5/2013 of the CNMV, that approve the new models of Annual Report Remuneration of Directors and Annual Corporate Governance Report.

The Committee has analysed the main news that involve new information and transparency obligations to the Company as well as its practical implementation.

Also, the Committee has noticed the legislative initiatives, in particular, the draft of the law amending the Capital Companies Act to improve corporate governance and, in view of the new rules expected to be approved, the Committee have approved a series of actions and work to be performed during 2014 in order to review and update the rules of corporate governance of the Company

Corporate social responsibility, sustainability and corporate reputation

The Committee has analysed and favourably reported on Corporate Social Responsibility Report for the year 2012, which was approved by the Board of Directors.

Likewise, the Committee will propose to the Board the approval of the Corporate Social Responsibility Report for the year 2013

Annual Corporate Governance Report.

The Committee proposed the Corporate Governance Report for the 2012 financial year to the Board of Directors.

Also, this Committee will propose the Corporate Governance Report for the 2013 financial year to the Board of Directors.

**c) Internal rules of the Company:**

Amendment of the Company's governance rules.

The Committee has reported favourably on the proposed amendments of the Bylaws and the Regulations to the General Shareholders Meetings, that the Board of Directors submitted to the approval of the ordinary shareholders' meeting held on June 22, 2013.

The purpose of these amendments was to regulate the presidency of the General Shareholders Meetings and to change the supermajority regimen to adopt certain resolutions at the shareholders meeting.

Examination of compliance with the Board Regulation, Internal Conduct Regulation, employee Code of Conduct and, in general, the Company's governance rules.

The Committee analysed, particularly, the compliance with the company's governance procedures during the 2013 financial year.

*Compliance with the Internal Code of Conduct Relating to the Securities Markets.*

In compliance with the Internal Code of Conduct, the following actions were taken during the financial year 2013:

- The General Secretary has continually updated the list of persons subject to this Internal Code of Conduct.

  In that regard, all persons included in that list have been informed of the Internal Code of Conduct.

- The General Secretary has received notice from all persons subject to the Internal Code of Conduct who have participated in transactions involving the purchase or sale of Prisa shares.

- The General Secretary of Grupo Prisa has maintained a Central Register of Insider Information in which, with regard to legal or financial operations that may significantly influence the quotation of company securities, contains an up-to-date list of persons with access to such information.

*Compliance with the Code of Conduct.*

The Committee has examined compliance with this Code and has also agreed various actions to promote their understanding and compliance.

**d) Regarding transactions with parties related to the Company and other Group undertakings:**

The Committee reported favourably on and also authorized certain transactions with directors and persons related to them, in accordance with the provisions of the Board of Directors Regulation.

**e) Other Matters**

The Committee continued to analyse various issues affecting the Company and its directors, as a result of the listing of the securities of the Company in the United States.

This report was approved in Madrid at the meeting of the Corporate Governance Committee held on February 2014.

---------------------------------------

**PROMOTORA DE INFORMACIONES, S.A.**
**(PRISA)**

# NOMINATION AND COMPENSATION COMMITTEE

## ANNUAL REPORT
## 2013

Madrid, February 2014.

*(Free translation from the original in Spanish language)*

# NOMINATION AND COMPENSATION COMMITTEE ANNUAL REPORT

# 2013

## I.- INTRODUCTION

The Nomination and Compensation Committee (hereinafter the Committee) is governed by PRISA Bylaws (article 21 quáter) and by articles 25 and related of the Regulation of the Board of Directors and issues this report concerning its performance during the 2013 financial year, in accordance with the provisions of Article 25. 3.d)i., of the Board of Directors Regulation.

The Committee is a successor, on appointments and compensation matters, of the former Corporate Governance, Nomination and Compensation Committee, which was split into two different Committees in June 2011.

## II.- COMPOSITION

The composition of the Committee on the date of this Report is as follows:

Chairman: Mr. Gregorio Marañón y Bertrán de Lis – External Independent Director

Members:

Mr. Alain Minc – External Independent Director

Mr. Borja Pérez Arauna- External Director (representing significant shareholdings).

On December 18, 2013 D. Martin Franklin resigned as director of the Company and was replaced as a member of the Committee by the director Mr. Alain Minc.

Article 21 quáter of the Bylaws set forth that the Nominations and Compensation Committee shall be composed exclusively of external directors and likewise provides that its president shall be an independent director, which are, in fact, the cases.

The Committee's secretary is the secretary to the Board of Directors, in accordance with the mentioned rules.

## III. ACTIVITIES OF THE COMMITTEE IN 2013

In accordance with the provisions of Article 25 of the Board of Directors Regulation, the Nomination and Compensation Committee has the following competencies:

a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

   i. Report on proposals for appointment, reappointment and removal of directors.

   ii. Report, together with the Corporate Governance Committee, on proposals for appointment of Chairman and Vice Chairman, Chief Executive Officer, members of the Delegated Committee and other committees of the Board of Directors.

   iii. Report on the nomination of the Secretary and Deputy Secretary.

   iv. Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the Board of Directors to facilitate that such succession occurs in an orderly and well planned.

   v. Report on proposals for appointment of representatives of the Society in the managing bodies of its subsidiaries.

b) In connection with the senior management of the Group:

   i. Propose the definition of senior management.

   ii. Report the appointment and removal of senior management.

   iii. Approve contracts for senior management.

   iv. Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c) In relation to the compensation policy:

   i. Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual compensation of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.

   ii. Approve the key objectives linked with the variable compensation for executive directors and/or the management.

   iii. Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.

   iv. Ensure compliance with the compensation policy set by the Company.

Likewise, the Committee approves annually a report on its performance and exercise all other powers granted to the Committee in that Regulation.

During 2013 the Committee has met on seven occasions.

The following are the issues discussed during 2013 in subject areas pertaining to this Committee:

**a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:**

Composition of the Board of Directors and Board Committees of PRISA

The Committee reported favorably on the proposal of the Corporate Governance Committee to the Annual General Meeting of Shareholders of June 2013, for the ratification of the interim appointment of the independent directors Mr Jose Luis Leal and Ms. Arianna Huffington.

Also, in order to fill one of the vacancies on the Board left by the resignation submitted on December 18, 2013 by the directors Mr Martin Franklin and Mr Harry Sloan, the Committee has reported favorably on the proposal made by the Corporate Governance Committee, of interim appointment of Mr Claudio Boada Pallerés, as independent director. Likewise the Committee has reported favorably on the appointment of Mr. Alain Minc as member of this Committee in place of Mr Martin Franklin.

The Committee also informed the proposed appointment of Mr. Antonio García-Mon- Marañés and Ms M ª Teresa Diez-Picazo Giménez, as General Secretary of the Board of Directors of PRISA and Deputy Secretary, respectively, following the resignations in those positions by Mr Iñigo Dago Elorza and Mr Ulecia Carlos Palacios.

**b) In connection with the senior management of the Group:**

Contracts of the executive directors

Having the Board resolved at its meeting on June 22, 2013, to request the Executive President to continue on his office and taking into account that his current contract expired in early 2014, the Committee has reviewed the terms of the Executive President´s contract and has commissioned an independent third party, Towers Watson, the preparation of a report and recommendations in line with market conditions of similar companies.

Done this work and after successful negotiations, the Committee agreed to propose President's new contract to the Board.

Contracts of the members of the management team

The Committee has reviewed the contracts of certain key managers of the business units in order to standardize their terms regarding certain issues.

**c)In relation to the compensation policy**

Report on the Compensation Policy

- 2013

  The Committee proposed the Report on the Annual Compensation Policy of the Board of Directors and Management Team for 2013, containing information on the implementation of the remuneration policy in 2012, which was submitted for advisory approval at the Annual Shareholders Meeting held on June 22, 2013, as a separate item of the agenda.

  Also for the 2012 Annual Report on Corporate Governance, the Committee approved the section that includes the full amount of the remuneration of Directors and senior management.

- 2014

  The Committee will present to the Board of Directors the report on the compensation policy of the board and management team for 2014, with information on the implementation of the remuneration policy in 2013.

  This report was prepared using the new model approved by the Circular 4/2013 of the CNMV. The new structure of the report results in greater information and transparency on the part of the Company, in regard to the remuneration policy for members of the Board and also in relation to individual remuneration conditions of each.

Individual compensation of executive directors

The Committee approved the targets for determining the variable compensation for 2013 of the executive directors.

Compensation system for managers

The Committee authorized the redemption of the corresponding bonds and the long-term incentives for the Group's senior executives for 2012.

The Committee also approved the targets associated with the variable compensation for 2013.

The Committee proposed the terms of a new long-term incentive (LTI) for the triennium 2013/2015, as a variable remuneration of the management team (including an executive director, Manuel Polanco Moreno). Said LTI was authorized by the Board and by the Shareholders at its meeting held on June 22, 2013. However, the Board of Directors has not made use of the authorization to implement the LTI 2013-2015, so that the resolution of the Shareholders´ Meeting has been terminated.

Performance evaluation

The Committee has assessed its own performance and has sought measures for improvement.

Other Matters

The Committee discussed the new regulatory framework affecting the remuneration policies of listed companies and in particular the Circular 4/2013 of the CNMV that approves the new model of Annual Report on the Remuneration of the Directors, which involves new reporting and transparency requirements for the Company.